SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com December 18, 2015

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VIA HAND AND BY EDGAR

James Lopez

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE: Rite Aid Corporation

Preliminary Proxy Statement on Schedule 14A

Filed November 24, 2015

File No. 001-05742 (the “Preliminary Proxy Statement”)

Dear Mr. Lopez:

On behalf of our client, Rite Aid Corporation, a Delaware corporation (the “Company”), to reflect our discussion with the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on December 18, 2015, the Company proposes to make the additional changes set forth in the markup of the revised Preliminary Proxy Statement attached as Exhibit A, in the Definitive Proxy Statement that will be filed on Schedule 14A. The additional changes set forth in Exhibit A are marked against the proposed revisions to the Preliminary Proxy Statement that were sent to the Staff on December 15, 2015.

* * * * *

In connection with our response to the Staff’s oral comments, on behalf of the Company, the Company has provided in Exhibit B, in writing, a statement by the Company acknowledging that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In order that the Special Meeting of Stockholders to which the proxy statement relates can be held as soon as practicable, the Company would like to have all comments resolved as soon as possible. Accordingly, your prompt review of the responses herein would be greatly appreciated.

Please contact the undersigned at 212-735-3207 should you require further information or have any questions.

Very truly yours,
/s/ Marie L. Gibson
Marie L. Gibson

cc:	Ruairi Regan, Staff Attorney, Securities and Exchange Commission
John T. Standley, Chairman and Chief Executive Officer, Rite Aid Corporation
James J. Comitale, General Counsel, Rite Aid Corporation
Jeffrey M. Goldfarb, Skadden, Arps, Slate, Meagher & Flom LLP

EXHIBIT A

Incremental Proposed Changes to Preliminary Proxy Statement (changes in redline)

PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

The following summary describes certain material provisions of the merger agreement. This summary is not complete and is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement as Annex A and incorporated into this proxy statement by reference. We encourage you to read the merger agreement carefully in its entirety because this summary may not contain all the information about the merger agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement.

The representations, warranties, covenants and agreements described below and included in the merger agreement were made ~~only~~ for purposes of the merger agreement and as of specific dates, were ~~solely~~ for the benefit of the parties to the merger agreement except as expressly stated therein and may be subject to important qualifications, limitations and supplemental information agreed to by Rite Aid, WBA and Merger Sub in connection with negotiating the terms of the merger agreement, including certain qualifications, limitations and supplemental information disclosed in the confidential disclosure schedules to the merger agreement. In addition, the representations and warranties were included in the merger agreement for the purpose of allocating contractual risk between Rite Aid, WBA and Merger Sub, and may be subject to standards of materiality applicable to such parties that differ from those generally applicable to investors. ~~Investors and security holders are not third-party beneficiaries under the merger agreement and in~~In reviewing the representations, warranties and covenants contained in the merger agreement or any description thereof in this Summary, it is important to bear in mind that such representations, warranties, covenants and agreements or any descriptions were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or condition of Rite Aid, WBA and Merger Sub or any of their respective affiliates or businesses except as expressly stated in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement. In addition, you should not rely on the covenants in the merger agreement as actual limitations on the respective businesses of Rite Aid, WBA and Merger Sub because the parties to the merger agreement may take certain actions that are either expressly permitted in the confidential disclosure schedules to the merger agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The merger agreement is described below, and attached as Annex A hereto, with the intention of providing you with information regarding the terms of the Merger. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this document and in our filings with the SEC regarding Rite Aid and our business. Please see “Where You Can Find More Information” beginning on page 114.

EXHIBIT B

RITE AID CORPORATION

30 Hunter Lane

Camp Hill, Pennsylvania 17011

December 18, 2015

VIA HAND AND BY EDGAR

James Lopez

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE: Rite Aid Corporation

Preliminary Proxy Statement on Schedule 14A

Filed November 24, 2015

File No. 001-05742 (the “Preliminary Proxy Statement”)

Dear Mr. Lopez:

In connection with the Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) response letter, dated December 18, 2015, filed on behalf of Rite Aid Corporation, a Delaware corporation (the “Company”), with the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence via EDGAR on December 18, 2015, in response to the Staff’s comments communicated on a telephone call with Skadden on December 18, 2015 with respect to the Preliminary Proxy Statement, the Company is hereby acknowledging that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

* * * * *

Please contact the undersigned at 717-730-7715 should you require further information or have any questions.

Very truly yours,
/s/ James J. Comitale
James J. Comitale

cc:                                Ruairi Regan, Staff Attorney, Securities and Exchange Commission

John T. Standley, Chairman and Chief Executive Officer, Rite Aid Corporation

Marie L. Gibson, Skadden, Arps, Slate, Meagher & Flom LLP

Jeffrey M. Goldfarb, Skadden, Arps, Slate, Meagher & Flom LLP